UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to                 .

Commission file number: 001-32846

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CRH Americas 401K PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CRH, plc

Belgard Castle, Clondalkin

Dublin 22, Ireland

The securities may be represented by American Depositary Shares evidenced by American Depositary Receipts issuable on deposit of the securities.

REQUIRED INFORMATION

Financial Statements. The following financial statements and schedule are filed as part of this annual report and appear immediately after the signature page hereof:

1.	Report of Independent Registered Public Accounting Firm

2.	Statements of Net Assets Available for Benefits

3.	Statement of Changes in Net Assets Available for Benefits

4.	Notes to Financial Statements

5.	Supplemental Schedules

Exhibits. The	following exhibit is filed as a part of this annual report:

Exhibit 23.1 Consent of Deloitte & Touche LLP

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CRH Americas 401K PLAN

Date: June 28, 2023	/s/ Gary Hickman
Gary Hickman, Senior VP, CRH Americas, Inc, and
Member, Benefit Plans Administrative Committee

CRH Americas 401(k) Plan

Financial Statements as of December 31, 2022 and

2021 and for the Year Ended December 31, 2022,

Supplemental Schedules as of December 31, 2022,

and

Report of Independent Registered Public Accounting Firm

Note: All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Investment Committee and Participants of

CRH Americas 401(K) Plan

Atlanta, Georgia

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of CRH Americas 401(k) Plan (the “Plan”) as of December 31, 2022 and 2021, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules of (1) assets (held at end of year) as of December 31, 2022 and (2) delinquent participant contributions for the year ended December 31, 2022, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including its form and content, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Atlanta, Georgia

June 28, 2023

We have served as the auditor of the Plan since 2021.

CRH Americas 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2022 and 2021

	2022	2021
Investments, at fair value (Note 4)	$2,973,583,487	$3,849,853,093
Receivables
Notes receivable from participants	39,729,354	42,231,696
Employer profit sharing contributions	64,285,617	59,136,079
Employer matching contributions	1,385,074	1,095,891
Participant contributions	2,240,531	1,634,749

Total receivables	107,640,576	104,098,415

NET ASSETS AVAILABLE FOR BENEFITS	$3,081,224,063	$3,953,951,508

See accompanying notes to financial statements.	3.

CRH Americas 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2022

Additions to net assets available for benefits attributable to:
Investment income (loss)
Interest and dividends	$21,340,264
Net depreciation in fair value of investments	(719,094,366)

Net investment loss	(697,754,102)
Interest income on notes receivable from participants	1,898,687
Contributions
Employer	152,736,994
Participant	152,485,126
Rollovers	34,533,403

Total contributions	339,755,523

Net additions	(356,099,892)
Deductions from net assets available for benefits attributable to:
Benefits paid to participants	355,910,888
Administrative expenses	503,297

Total deductions	356,414,185

Net decrease prior to transfers	(712,514,077)
Transfers in (out) of Plan (Note 1):
Transfer out	(224,835,474)
Transfer in	64,622,106

Net transfers out	(160,213,368)
Net decrease	(872,727,445)
Net assets available for benefits
Beginning of year	3,953,951,508

End of year	$3,081,224,063

See accompanying notes to financial statements.	4.

CRH Americas 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2022 and 2021

NOTE 1 - DESCRIPTION OF PLAN

The following description of the CRH Americas 401(k) Plan (“the Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan‘s provisions.

General: The Plan is a multiple – employer defined contribution Plan covering employees of CRH Americas, Inc. and certain subsidiaries (collectively referred to as the “Company”) who are 18 years old or older and who have completed 90 days of eligibility service. Eligibility for Company contributions requires one year or 1,000 hours of service along with the age requirements. However, certain participating employers of the Plan have different eligibility requirements as detailed in the Plan documents. CRH Americas, Inc. is the US subsidiary of CRH PLC.

The Board of Directors of the Company has appointed the Investment Committee to control and manage the operation and administration of the Plan. Fidelity Trust Management Company (“Fidelity”) serves as the trustee of the Plan. All of the Plan’s investments are participant directed. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions: Each year, participants may contribute up to 75% of pretax annual compensation, as defined in the Plan and subject to certain limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution Plans.

Participants hired on or after January 1, 2015 are automatically enrolled at a 5% of eligible compensation contribution rate upon meeting the Plan eligibility and will have the opportunity to change this amount or opt out per the Plan rules.

The Company generally matches 100% up to 5% of the base compensation that a participant contributes to the Plan. Additional profit sharing amounts may be contributed at the option of the Company’s Board of Directors. A discretionary Profit Sharing contribution was made related to the 2022 Plan year following the end of the Plan year and is shown as a receivable on the statement of net assets available for benefits. Certain participating employers of the Plan have different employer matching, non-elective contribution and profit sharing contribution formulas. Contributions are subject to certain limitations.

Participant Accounts: Individual accounts are maintained for each participant of the Plan. Each participant’s account is credited with the participant’s own contributions and an allocation of (a) the Company’s matching contributions, (b) Plan earnings, and (c) the Company’s employer profit sharing contributions, if any, and is charged with his or her withdrawals and an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments: Participants may direct the investment of their contributions and the employer matching, non-elective and profit sharing contributions into the various investment options offered by the Plan and may change investments and transfer amounts between funds daily. Participants may also direct their investments through a trustee sponsored brokerage account.

(Continued)	5.

CRH Americas 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2022 and 2021

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Retirement, Death, and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death, or disability.

Vesting: Participants are immediately vested in their contributions and the matching contributions plus actual earnings thereon. Vesting in the profit sharing contributions, plus earnings thereon, is generally based on a five-year graded schedule at 20% per year, though some participating employers have other vesting schedules for the profit sharing accounts, as detailed in the Plan documents. For non-elective contributions, certain participating employers of the Plan have different vesting schedules as detailed in the Plan documents.

Payment of Benefits: On termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account in monthly, quarterly, or annual installments. For termination of service for other reasons such as in-service and hardship withdrawals, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Notes Receivable from Participants: Participants may borrow from their pretax and rollover accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their pretax and rollover account balance, whichever is less. The loans are secured by the balance in the participant’s account. The interest rate charged to the participant on a loan is updated quarterly and effective on the first business day of the next calendar quarter. The rate is based on the prime rate plus one percent. Principal and interest are paid through payroll deductions.

Forfeitures: When certain terminations of participation in the Plan occur, the nonvested portion of the participant’s account, as defined by the Plan, represents a forfeiture. The Plan document permits the use of forfeitures to either reduce future employer contributions or pay Plan expenses for the Plan year. However, if a participant is reemployed and fulfills certain requirements, as defined in the Plan document, the account will be reinstated. At December 31, 2022, and 2021, the forfeiture account balance was $1,735.445 and $1,708,971, respectively. During 2022, employer contributions were reduced by $3,000,000 from forfeited nonvested accounts to fund contributions in 2023 related to the Plan year 2022.

Net Transfers Out—Effective April 29, 2022, the Company divested the Oldcastle Building Envelope business and active employees from the affected divisions were separated from the Plan. During the year ended December 31, 2022, $224,835,474 were transferred out of the Plan to a new plan established by Oldcastle Building Envelope.

Effective January 1, 2022, C.R. Laurence Co., Inc. 401(k) Profit Sharing Plan and Trust merged into the Plan. During the year ended December 31, 2022, C.R. Laurence Co., Inc. 401(k) Profit Sharing Plan and Trust’s net assets available for benefits totaling $64,622,106 was transferred into the Plan.

(Continued)	6.

CRH Americas 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2022 and 2021

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared under the accrual basis of accounting.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect reported amounts of assets, liabilities, and changes therein and disclosures of contingent assets and liabilities. Actual results could differ from these estimates.

Risks and Uncertainties: The Plan provides various investment options to its participants. Investment securities, in general, are exposed to various risks such as interest rate risk, liquidity risk, credit risk and overall market volatility. Market risks include global events which could impact the value of investment securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the fair values of investment securities will occur in the near term, and that such changes could materially affect the value of participants’ account balances and the amounts reported in the financial statements.

Concentrations of Investments: The Plan’s investments in the following funds accounted for greater than 10% of the total investments as of December 31, 2022 and 2021:

	2022	2021
FIAM Blend Target Date Fund 2025	*	10.6%
FIAM Blend Target Date Fund 2030	12.2%	12.3%
FIAM Blend Target Date Fund 2035	10.9%	10.6%

*This fund is not greater than 10% of the total investments as of December 31, 2022.

Investment Valuation and Income Recognition: The Plan’s investments are reported at fair value as further described in Note 4. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants: Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

Administrative Expenses: Administrative expenses of the Plan are paid by the Plan or the Company, as provided in the Plan document. Participants pay administrative costs for loans, distributions and qualified domestic relation orders.

(Continued)	7.

CRH Americas 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2022 and 2021

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Plan has a revenue-sharing agreement whereby certain investment managers return a portion of the investment fees to the recordkeeper to offset the Plan’s administrative expenses. Future Plan expenses can be paid from any excess revenue sharing amounts. For the year ended December 31, 2022, $451,958 was used to offset Plan expenses. The Plan held undistributed administrative revenues of $2,679,335 and $1,661,383 at December 31, 2022 and 2021, respectively.

Payment of Benefits: Benefits payment to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid, were $0 at December 31, 2022 and 2021.

NOTE 3 - RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

NOTE 4 - FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. Fair value of a financial instrument is the price that would be received by the Plan to sell an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and gives the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 price such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Asset Valuation Techniques: Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments.

(Continued)	8.

CRH Americas 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2022 and 2021

NOTE 4 - FAIR VALUE MEASUREMENTS (Continued)

CRH plc Common Stock Fund: A separately managed account that is a unitized stock fund that operates similarly to a mutual fund, in that it is composed of stock and a small percentage of cash or short-term interest-bearing vehicle. The inclusion of cash provides liquid assets to allow for the daily processing of transfers, loans, and withdrawals. The value of a unit in a unitized stock fund is based on the Net Asset Value (NAV), which is the value of the underlying common stock and the cash piece held by the fund, divided by the number of units outstanding. Therefore, the NAV of the fund (the “unit price”) will, as a rule, be different from the closing price of the underlying stock on the applicable exchange. The individual assets of a stock fund are considered separately as individual investments for accounting, auditing, and financial statement reporting purposes.

Mutual Funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Self-Directed Brokerage Accounts: Includes a variety of common stocks and mutual funds.

Common Stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Collective Trust Funds:

Collective Trust Funds: Valued at the net asset value of units of a bank collective trust. The net asset value as provided by the trustee is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value. Each collective trust held provides for daily redemptions by the Plan at reported net asset values per unit, with no advance notification requirement and no unfunded commitment. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to confirm that securities liquidations will be carried out in an orderly business manner.

Stable Value Fund: Managed Income Portfolio II Fund is a collective trust fund that is composed primarily of fully benefit-responsive investment contracts that is valued at the net asset value of units of the bank collective trust. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. The fund has no unfunded commitment. Participant transactions (purchases and sales) may occur daily. In unusual market conditions, the issuer reserves the right to impose restrictions on issues and redemptions of units.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(Continued)	9

CRH Americas 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2022 and 2021

NOTE 4 - FAIR VALUE MEASUREMENTS (Continued)

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2022 and 2021.

		Fair Value Measurements
		At December 31, 2022, Using
	Quoted Prices in	Significant	Significant
	Active Markets for	Other	Unobservable
	Identical Assets	Observable Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
CRH plc common stock fund:
CRH plc common stock	$34,894,176	$—	$—	$34,894,176
Mutual funds	596,065,175	—	—	596,065,175
Self-directed brokerage accounts	28,618,499	—	—	28,618,499

Total assets in fair value hierarchy	659,577,850	—	—	659,577,850

Investments measured at net asset value*	—	—	—	2,314,005,637

Investments at fair value	$659,577,850	$—	$—	$2,973,583,487

		Fair Value Measurements
		At December 31, 2021, Using
	Quoted Prices in	Significant	Significant
	Active Markets for	Other	Unobservable
	Identical Assets	Observable Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
CRH plc common stock fund:
CRH plc common stock	$46,181,969	$—	$—	$46,181,969
Mutual funds	767,593,863	—	—	767,593,863
Self-directed brokerage accounts	39,534,719	—	—	39,534,719

Total assets in fair value hierarchy	853,310,551	—	—	853,310,551

Investments measured at net asset value*	—	—	—	2,996,542,542

Investments at fair value	$853,310,551	$—	$—	$3,849,853,093

*

In accordance with ASC 820-10, certain investments that were measured at net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

(Continued)	10

CRH Americas 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2022 and 2021

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan holds investments in shares of mutual funds, collective trust funds and a stable value fund issued by affiliates of Fidelity Management Trust Company, the Plan trustee. These transactions qualify as party-in-interest transactions.

Fees paid by the Plan for recordkeeping services to an affiliate of the trustee also qualify as party-in- interest transactions. Such costs are included in administrative expenses in the accompanying financial statements. Investment management fees paid by the Plan to certain investment managers qualify as party-in-interest transactions. These expenses are reflected in the financial statements as a reduction of the return on the Plan’s investments.

The Plan held notes receivable from participants, and therefore, these transactions also qualify as party-in-interest investments. As of December 31, 2022 and 2021, the Plan held 876,872 and 874,593 shares of common stock of CRH plc with a cost basis of $26,747,029 and $25,856,636, respectively, and valued at $34,894,176 and $46,181,969, respectively. During the year ended December 31, 2022, the Plan purchased $5,747,307 and sold $4,856,914 of these shares and recorded dividend income of $1,035,966 and had realized losses on common stock of $1,459,108. As CRH Americas, Inc. is a division of CRH plc, this investment and transactions are considered to be party-in-interest investments and transactions.

NOTE 6 - TAX STATUS

By letter dated January 27, 2015, the Internal Revenue Service (IRS) has determined that the Plan was designed in accordance with the applicable regulations of the Internal Revenue Code (IRC). Subsequent to the issuance of this determination letter, the Plan was amended and restated on January 10, 2020 as a prototype 401(k) plan prepared by Fidelity. Fidelity received an opinion letter from the IRS dated June 30, 2020, which states that the prototype document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan’s financial statements.

In 2022, the Company remitted certain participant contributions totaling $293,906 to the trust later than required by the Department of Labor’s Regulation 2510.3-102. The Company intends to file Form 5330 with the IRS and pay the required excise tax. The participant accounts of those directly impacted will be credited with the amount of investment income that would have been earned had the remittance been timely. The Company believes that the Plan has retained its tax qualification status and no tax liability has been accrued.

NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2022 and 2021, to the Form 5500:

	2022	2021
Net assets available for benefits per the financial statements	$3,081,224,063	$3,953,951,508
Deemed distributions	(1,619,432)	(1,543,510)

Net assets per Form 5500	$3,079,604,631	$3,952,407,998

(Continued)	11

CRH Americas 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2022 and 2021

NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (Continued)

The following is a reconciliation of the change in net assets available for benefits before plan transfers for the year ended December 31, 2022 per the financial statements to the net income reported in the 2022 Form 5500:

Decrease in net assets before plan transfers per the financial statements	$(712,514,077)
Change in deemed distributions	(75,922)

Net loss per Form 5500	$(712,589,999)

NOTE 8 – SUBSEQUENT EVENTS

Effective April 2023, the Company completed the mergers of National Pipe & Plastics, Inc. 401k Investment Plan and Normandy Industries, Inc. 401k Plan into the Plan.

(Continued)	12

SUPPLEMENTAL SCHEDULES

CRH Americas 401(k) PLAN

SCHEDULE H, LINE 4a –SCHEDULE OF

DELINQUENT PARTICIPANT CONTRIBUTIONS

For the Year Ended December 31, 2022

Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected under VFCP and PTE 2002-51
2022 Total Late Contribution	$293,906

Total	$293,906

CRH Americas 401(k) PLAN

SCHEDULE H, LINE 4i –SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

December 31, 2022

Name of Plan Sponsor: CRH Americas, Inc.

Employer Identification: 95-3298140

Three-digit Plan Number: 002

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest Collateral Par or Maturity Date	(d) Cost	(e) Current Value
		Mutual Funds
	MFS	Value Fund	#	$80,887,504
	Eagle	Mid Cap Growth I	#	46,124,646
	Diamond Hill	Small Mid Cap I	#	23,549,568
	American Fund	EuroPac Growth R6	#	58,838,926
*	Fidelity	US Bond Index Fund	#	26,101,505
	Western	Western Asset Core Plus Bond	#	25,303,933
*	Fidelity	Fidelity Government Money Market Fund	#	404,600
*	Fidelity	Fidelity 500 Index Fund	#	213,242,960
*	Fidelity	Fidelity Global ex U.S. Index Fund	#	21,325,504
*	Fidelity	Fidelity Mid Cap Index Fund	#	56,332,200
*	Fidelity	Fidelity Small Cap Index Fund	#	43,953,829

		Total Mutual Funds		596,065,175
		Collective Trusts Funds
*	Fidelity	FIAM Blend Target Date Fund INC	#	10,329,578
*	Fidelity	FIAM Blend Target Date Fund 2005	#	6,712,064
*	Fidelity	FIAM Blend Target Date Fund 2010	#	13,253,870
*	Fidelity	FIAM Blend Target Date Fund 2015	#	38,720,952
*	Fidelity	FIAM Blend Target Date Fund 2020	#	137,942,273
*	Fidelity	FIAM Blend Target Date Fund 2025	#	288,709,914
*	Fidelity	FIAM Blend Target Date Fund 2030	#	363,112,811
*	Fidelity	FIAM Blend Target Date Fund 2035	#	323,965,215
*	Fidelity	FIAM Blend Target Date Fund 2040	#	240,688,245
*	Fidelity	FIAM Blend Target Date Fund 2045	#	200,368,652
*	Fidelity	FIAM Blend Target Date Fund 2050	#	130,318,675
*	Fidelity	FIAM Blend Target Date Fund 2055	#	80,991,636
*	Fidelity	FIAM Blend Target Date Fund 2060	#	40,611,130
*	Fidelity	FIAM Blend Target Date Fund 2065	#	12,618,509
	IR&M LLC	IR+M Core Bond	#	25,246,138
	Boston Trust Walden Company	Boston TR SM CAP RET	#	43,842,631
	Harbor	Harbor Capital App Fund Institutional	#	131,115,836
*	Fidelity	Managed Income Portfolio II Fund	#	225,457,508

		Total Collective Trusts Funds		2,314,005,637
		Company Stock Fund
*	CRH plc	Common Stock	#	34,894,176
		Other
	Various	Self-Directed Brokerage Accounts	#	28,618,499
*	Plan participants	Notes Receivables interest rates at 3.25% to 10.50% with maturities ranging until 2043	#	39,729,354

				$3,013,312,841

*	Indicates a permitted party-in-interest.
#	Cost information is not required for participant-directed investments and, therefore, is not included

15